EXHIBIT 99.2











General FINANCE CORPORATION

NASDAQ: GFN

Investor Presentation
Through Third Quarter Ended March 31, 2021

Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

GeneralFINANCE
C O R P O R A T I O N

General Finance at a Glance

- Leading provider of specialty rental solutions in the portable (or mobile) storage, liquid containment and modular space industries (portable services)

- Broad and expanding geographic presence with 106 primary branch locations across North America and Asia-Pacific with 100,439 fleet units

- Pac-Van and Lone Star Tank Rental in North America

- Royal Wolf in the Asia-Pacific region

- Southern Frac, a domestic manufacturer of portable liquid storage tanks and, under the trade name Southern Fab, other steel-related products

- TTM (3/31/21) consolidated revenues of $346.0 million; consolidated adjusted EBITDA of $95.6 million*







General FINANCE
C O R P O R A T I O N

*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Our Specialty Rental Services Fleet Categories

Portable Storage Fleet Units		Liquid Containment Fleet Units
Storage Containers	**Freight Containers**	**Liquid Containment Tanks**

  

Fleet Units (3/31/21): 68,471   **Fleet Units (3/31/21): 8,816**   **Fleet Units (3/31/21): 4,171**

Modular Space Fleet Units

Office Containers   **Mobile Offices**   **Modular Buildings**

  

Fleet Units (3/31/21): 13,659   **Fleet Units (3/31/21): 4,156**   **Fleet Units (3/31/21): 1,166**

- High quality fleet with quick paybacks, low maintenance costs and long useful lives
- Over 15-month average rental duration for storage containers; 16 months for modular space and 9 months for liquid containment tanks

GeneralFINANCE CORPORATION

Investment Highlights

Human Capital
- Senior management drives disciplined growth strategies, operational guidance and capital markets support
- Most experienced and industry leading acquisitions team

Expansion Platform
- Top five market leader in North America with ample geographic development and expansion potential
- Market leader in Australia and New Zealand with focus to increase rental penetration
- Diversified customer base

Attractive Asset Class
- Long lived assets, rapid payback and low maintenance capex
- Differentiation and diversification of lease fleet

Financial Performance
- Strong discretionary free cash flow
- Greater focus on leasing positively impacts EBITDA margins

General FINANCE CORPORATION

Experienced Senior and Field Level Management Team

- Dedicated senior executive management team with an average of over 20 years of industry experience
- Regional management personnel have specific product expertise and an average of over 15 years of industry experience

Name	Title	Prior Experience
Jody Miller	President, CEO	- EVP and COO, Mobile Mini - SVP, Mobile Services Group - SVP, RSC Equipment Rental
Charles Barrantes	EVP, CFO	- VP and CFO, Royce Medical Company - CFO, Earl Scheib, Inc. - Arthur Andersen & Co.
Christopher Wilson	General Counsel, VP & Secretary	- General Counsel and Assistant Secretary, Mobile Services Group, Inc. - Associate, Paul Hastings LLP
Jeffrey Kluckman	EVP, Global Business Development	- Head of Mergers and Acquisitions, Mobile Mini, Mobile Services Group and RSC Equipment Rental
Neil Littlewood	CEO of Royal Wolf	-COO, Royal Wolf -Executive General Manager, Royal Wolf -EVP, Coates Hire
Theodore Mourouzis	CEO, President of Pac-Van	- Controller for a 3M joint venture - Management consultant, Deloitte & Touche - President of a picture framing distributor and CFO of its holding company

General FINANCE
C O R P O R A T I O N

Leadership Position in North America with Extensive Branch Network

- Top 4 recognized provider on national, regional and local level

- 63 primary branches in the United States - presence in 52 of top 100 MSAs

- 3 primary branches in Western Canada

- TTM (3/31/21) Net Promoter Score ("NPS") of 88 for Pac-Van

- Total lease fleet of 55,789 units

- TTM (3/31/21) revenue of $225.5 million

- TTM (3/31/21) adjusted EBITDA of $67.4 million*

- Demonstrated track record of growth

  - Market share gains
  - Accretive acquisitions
  - Greenfield openings
  - National accounts
  - Product innovation
  - Online ordering



North American Branch Network

GeneralFINANCE
CORPORATION

Note: Branch figures as of March 31, 2021.
*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

#1 Market Share Leader in Asia-Pacific

- Leadership position with 35% market share[1] in Australia and 50% market share[1] in New Zealand

- Only container leasing and sales company with a nationally integrated infrastructure/workforce

- Largest branch network of any storage container company in Australia and New Zealand

  – 24 primary branches in Australia

  – 16 primary branches in New Zealand

  – Represents all major metropolitan areas

- TTM (3/31/21) Net Promoter Score of 75

- Total lease fleet of 44,650 units

- TTM (3/31/21) revenue of $118.2 million

- TTM (3/31/21) adjusted EBITDA of $33.0 million[2]

Asia-Pacific Branch Network



GeneralFINANCE
C O R P O R A T I O N

Note: Branch figures as of March 31, 2021.
(1)   Management estimate.
(2)   Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Diversified Customer Base

Combined Leasing Operations TTM (3/31/21)



North America Leasing Operations TTM (3/31/21)



Asia-Pacific Leasing Operations TTM (3/31/21)



- *Approximately 50,000 customers in over 20 industries*
- *Largest customer in each geographic venue accounted for less than 6% of venue's respective FY2020 revenue*

GeneralFINANCE
CORPORATION

Compelling Unit Economics



Best Rental Asset

Minimal Maintenance Expense

Typical Cost: $2,500 - $3,000

Long Economic Life

Typical Rent: ~$100/Month

Attractive Tax Attributes

Avg. Rental Duration over 15 months

High Incremental EBITDA Margin

Typical Utilization Rate: 80%

GeneralFINANCE
CORPORATION

Historical Financial Summary



Revenue



Leasing Revenue



Adjusted EBITDA[2]



Free Cash Flow Before Net Fleet Activity and Acquisitions[2]

General**FINANCE** CORPORATION

(1) Represents twelve months ended 3/31/21. CAGR growth covers the period from FY2012 through 3QFY2021.
(2) Adjusted EBITDA and Free Cash Flow are Non-GAAP financial measures. Please see reconciliations in the Appendix.

Disciplined Balance Sheet Management and Capital Allocation

- Proven track record of organic and acquisition growth

- Fleet capital investment is discretionary and has been a significant component of our total investment spending

- Minimal maintenance capital expenditure requirements creates ability to generate free cash flow during a potential economic downturn



Net Fleet Capital Expenditures, Acquisitions and Fleet Count

Net Fleet CapEx | Acquisitions | Total Fleet



Leverage(2) and Net Debt

Leverage | Net Debt

(1) Includes $70.4 total purchase consideration paid for noncontrolling interest in Royal Wolf.
(2) Represents total debt, less cash, at period end, divided by TTM Adjusted EBITDA.
(3) Includes Lone Star Tank Rental, acquired in April 2014, for the full fiscal year.

Capital Structure as of 3/31/21

	Corporate	Asia-Pacific Leasing Operations	North America Leasing and Manufacturing Operations
Consolidated cash	• $10.7 million		
Debt	• $66.1 million 7.875% Senior Notes[1]	• $119.8 million outstanding on $165.1 million (A$217.0 million) Senior Credit Facility[2]	• $171.2 million outstanding on $285.0 million Senior Credit Facility • $9.9 million – other
Common equity	• 30.2 million shares outstanding	• 100% of shares owned by General Finance	• North America leasing and manufacturing operations, 100% owned by General Finance
Cumulative preferred stock	• $40.1 million		

[1]*Net of $2.9 million deferred financing costs for the Senior Notes.*
[2]*Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on $0.7608 AUD/USD as of 3/31/21.*

GeneralFINANCE
C O R P O R A T I O N

Appendix

General Finance Organizational Structure (1) (2)



(1)   Summary organization chart is illustrative and does not reflect the legal operating structure of General Finance.
(2)   Reflects consolidated revenues for TTM 3/31/21.

Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income (loss) on a consolidated basis and from operating income (loss) for our operating units and the reconciliation of free cash flow on a consolidated basis from our statement of cash flows.

General FINANCE
C O R P O R A T I O N

Reconciliation of Consolidated Adjusted EBITDA

	Year Ended June 30,									Nine Months Ended March 31,		TTM March 31,
	2012	2013	2014*	2015	2016	2017	2018	2019	2020	2020	2021	2021
Net income (loss)	$8,742	$11,413	$15,149	$13,045	($3,286)	($847)	($9,107)	($7,466)	$7,954	$7,767	$24,526	$24,713
Add (Deduct) --												
Provision (benefit) for income taxes	5,360	8,195	11,620	8,697	(2,191)	(25)	(679)	5,820	6,695	9,969	7,474	4,200
Foreign exchange and other	(443)	(1,028)	1,372	273	309	351	5,887	3,513	(304)	2,405	(549)	(3,258)
Interest expense	12,743	10,969	11,952	21,096	19,648	19,653	33,991	35,344	26,386	20,235	17,595	23,746
Interest income	(157)	(58)	(52)	(68)	(97)	(66)	(112)	(191)	(663)	(519)	(452)	(596)
Depreciation and amortization	18,924	22,241	27,127	38,571	38,634	40,092	40,335	42,108	35,550	26,930	28,061	36,681
Impairment –goodwill/ trade name	---	---	---	---	3,068	---	---	---	14,160	---	---	14,160
Share-based compensation expense	901	1,316	1,938	2,174	2,388	1,374	3,658	2,680	2,656	2,015	1,515	2,156
Expenses of postponed public equity offering	---	---	---	365	---	---	---	---	---	---	---	---
Inventory write-downs and related	---	---	---	---	1,630	---	---	---	---	---	---	---
Non-recurring severance costs and CEO retirement compensation at Royal Wolf	---	---	---	---	727	---	---	---	---	---	---	---
Refinancing costs not capitalized	---	---	---	---	---	437	---	506	---	---	303	303
Change in valuation of bifurcated derivatives in Convertible Note	---	---	---	---	---	---	13,719	24,570	5,386	6,365	(5,523)	(6,502)
Adjusted EBITDA	$46,070	$53,048	$69,106	$84,153	$60,830	$60,969	$87,692	$106,884	$97,820	$75,167	$72,950	$95,603

GeneralFINANCE
CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA – Pac-Van

(in thousands)

	Year Ended June 30,							Nine Months Ended March 31,		TTM March 31,
	2014	2015	2016	2017	2018	2019	2020	2020	2021	2021
Operating income	$13,323	$18,425	$17,984	$19,551	$28,689	$39,497	$45,430	$34,506	$37,323	$48,247
Add --										
Depreciation and amortization	7,928	11,306	13,154	13,663	14,233	15,524	16,361	12,203	12,438	16,596
Share-based compensation expense	312	303	374	333	309	331	405	308	359	456
Inventory write-downs	---	---	123	---	---	---	---	---	---	---
Refinancing costs not capitalized	---	---	---	437	---	448	---	---	150	150
Adjusted EBITDA	$21,563	$30,034	$31,635	$33,984	$43,231	$55,800	$62,196	$47,017	$50,270	$65,449

Reconciliation of Operating Unit Adjusted EBITDA – Lone Star Tank Rental

(in thousands)	Year Ended June 30,						Nine Months Ended March 31,		TTM March 31,
	2015	2016	2017	2018	2019	2020	2020	2021	2021
Operating income (loss)	$8,233	($1,541)	($3,916)	$8,798	$14,236	($11,284)	$4,170	($4,889)	($20,343)
Add --									
Depreciation and amortization	11,345	10,529	9,666	9,161	8,936	6,373	4,826	6,487	8,034
Share-based compensation	11	22	41	41	33	48	35	44	57
Impairment of goodwill	---	---	---	---	---	14,160	---	---	14,160
Adjusted EBITDA	$19,589	$9,010	$5,791	$18,000	$23,205	$9,297	$9,031	$1,642	$1,908

General FINANCE
C O R P O R A T I O N

Reconciliation of Operating Unit Adjusted EBITDA – Royal Wolf

(in thousands)

	Year Ended June 30,						Nine Months Ended March 31,		TTM March 31,	TTM March 31,
	2015	**2016**	**2017**	**2018**	**2019**	**2020**	**2020**	**2021**	**2021**	**2021**
Operating income	A$25,672	A$17,637	A$14,340	A$17,207	A$18,998	A$25,586	A$17,352	A$19,946	A$28,180	US$20,240
Add (Deduct) --										
Depreciation and Amortization	18,604	19,685	22,145	22,052	25,145	19,528	14,975	12,687	17,240	12,369
Share-based compensation expense	1,037	1,315	(83)	1,914	1,014	1,148	830	215	533	368
Non-recurring severance costs and CEO retirement compensation	---	975	---	---		---	---	---	---	---
Refinancing costs not capitalized	---	---	---	---	82	---	---	---	---	---
Adjusted EBITDA	$A45,313	A$39,612	A$36,402	A$41,173	A$45,239	A$46,262	A$33,157	A$32,848	A$45,953	US$32,977

GeneralFINANCE
C O R P O R A T I O N

Reconciliation of Consolidated Free Cash Flow

($ in millions)	FY12	FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	TTM (3/31/21)
Cash From Operations	$15.2	$34.9	$51.5	$38.2	$48.8	$35.3	$58.8	$52.1	$76.6	$56.9
Add-back Changes in Fleet Inventory	10.4	(4.8)	(12.4)	3.2	(3.0)	(4.0)	(3.6)	5.3	(7.2)	5.6
Adjusted Cash From Operations	$25.6	$30.1	$39.1	$41.4	$45.8	$31.3	$55.2	$57.4	$69.4	$62.5
Cash Used In Investing	($53.2)	($69.7)	($163.6)	($107.4)	($35.4)	($30.7)	($114.5)	($64.0)	($30.6)	($12.6)
Add-back Business and Real Estate Transactions	4.6	14.6	90.7	44.4	10.4	5.0	88.3	18.6	2.2	1.9
Add-back Net Fleet Purchases	45.4	47.6	65.7	54.6	20.8	21.8	21.1	38.5	20.2	3.2
Adjusted Cash Used In Investing	($3.2)	($7.5)	($7.2)	($8.4)	($4.2)	($3.9)	($5.1)	($6.9)	($8.2)	($7.5)
Free Cash Flow Prior to Net Fleet Activity and Acquisitions [1]	$22.4	$22.6	$31.9	$33.0	$41.6	$27.4	$50.1	$50.5	$61.2	$55.0

GeneralFINANCE CORPORATION

(1) Prior to dividends paid on preferred stock.











General FINANCE CORPORATION

NASDAQ: GFN